UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

March 28, 2025

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Robin
Last Name(s)	Mooldijk
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares with a nominal value of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Disposal of ordinary shares
Currency	EUR
Price	€33.8505446
Volume	50,000
Total	€1,692,527.23
Aggregated information:
Price	€33.8505446
Volume	50,000
Total	€1,692,527.23
For full breakdown see table at the end of this notification.
Date of transaction	March 26, 2025
Place of transaction	Off Exchange

Julie Keefe
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of the United Kingdom.

Full breakdown of transaction

Total Quantity	Price (€)	Total for trade (€)
363	33.855	12289.365
1426	33.8525	48273.665
622	33.8525	21056.255
876	33.8525	29654.79
74	33.8425	2504.345
58	33.8425	1962.865
266	33.84	9001.44
232	33.84	7850.88
1290	33.84	43653.6
850	33.8425	28766.125
1021	33.8425	34553.1925
1085	33.8375	36713.6875
1358	33.8375	45951.325
195	33.8375	6598.3125
1374	33.8375	46492.725
1374	33.8375	46492.725
475	33.8375	16072.8125
1941	33.8375	65678.5875
523	33.8325	17694.3975
2286	33.83	77335.38
565	33.835	19116.775
282	33.835	9541.47
902	33.835	30519.17
70	33.8325	2368.275
1055	33.8325	35693.2875
354	33.835	11977.59
986	33.8325	33358.845
81	33.835	2740.635
344	33.835	11639.24
95	33.835	3214.325
917	33.8325	31024.4025
413	33.835	13973.855
59	33.835	1996.265
107	33.8325	3620.0775
891	33.84	30151.44
2960	33.84	100166.4
117	33.865	3962.205
304	33.865	10294.96
27	33.865	914.355
37	33.865	1253.005
115	33.865	3894.475
1111	33.8625	37621.2375
509	33.855	17232.195
908	33.8525	30738.07
361	33.86	12223.46
1226	33.8625	41515.425
618	33.8625	20927.025
117	33.87	3962.79
523	33.87	17714.01
99	33.87	3353.13
455	33.87	15410.85
1080	33.87	36579.6
1064	33.8675	36035.02
916	33.8625	31018.05
368	33.87	12464.16
985	33.8675	33359.4875
134	33.865	4537.91
4	33.865	135.46
591	33.865	20014.215
8003	33.865	271021.595
86	33.865	2912.39
70	33.865	2370.55
375	33.865	12699.375
87	33.87	2946.69
382	33.87	12938.34
101	33.875	3421.375
445	33.875	15074.375
99	33.875	3353.625
436	33.875	14769.5
89	33.88	3015.32
96	33.8775	3252.24
292	33.8775	9892.23

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 28, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary